                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                                  Ckrush, Inc.
                                  ------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    988923108
                                    ---------
                                 (CUSIP Number)

                               Joel I. Frank, Esq.
                              Hartman & Craven LLP
                               488 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 753-7500
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP NO. 988923108

1.   NAMES OF REPORTING PERSONS: Chester F. English III
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS):

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.

 NUMBER OF         7.  SOLE VOTING POWER:          0
   SHARES
BENEFICIALLY       8.  SHARED VOTING POWER:        4,060,968
  OWNED BY
   EACH            9.  SOLE DISPOSITIVE POWER:     0
 REPORTING
PERSON WITH       10.  SHARED DISPOSITIVE POWER:   4,060,968

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,060,968

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.7

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP NO. 988923108

1.   NAMES OF REPORTING PERSONS: Livingston Investments, L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 025 36 7221

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS):

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                                 [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Florida

 NUMBER OF         7.  SOLE VOTING POWER:          0
   SHARES
BENEFICIALLY       8.  SHARED VOTING POWER:        4,060,968
  OWNED BY
   EACH            9.  SOLE DISPOSITIVE POWER:     0
 REPORTING
PERSON WITH       10.  SHARED DISPOSITIVE POWER:   4,060,968

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,060,968

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.7

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

         The Reporting Persons (as defined below) hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission
(the "SEC") on December 27, 2005 (the "Schedule") as follows:

         This Schedule relates to the common stock, par value $.01 per share
(the "Common Stock"), of Ckrush, Inc., a Delaware corporation (the "Issuer").

"Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

"(a) Each of Mr. English and the LLC beneficially owns (as defined by Rule 13d-3 under the Act) 4,060,968 shares of Common Stock (500,000 of which are issuable upon exercise of the Warrant and 1,500,000 are issuable upon exercise of the
Second Warrant), representing 4.7% of the outstanding shares of Common Stock. By virtue of the relationship described in Item 2(a) above, Mr. English may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Livingston.

         Because of the relationship described in Item 2(a) above, the Reporting
Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group."

Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

"(b) Each of Mr. English and the LLC has the shared power to direct the vote of the 4,060,968 shares owned by Livingston and the shared power to direct the disposition of all such shares."

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

"(c) From November 28, 2005 through October 12, 2006, the Reporting Persons sold an aggregate of 436,300 shares of Common Stock in open market transactions at prices ranging from $.18 to $.46. Other than as described below, there were no transactions in the Issuer's Common Stock effected by the Reporting Persons through the date hereof. All of the transactions set forth below were effected by the sale by Livingston of such shares of Common Stock in open market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended.

       Trade Date               No. of Shares         Price Per Share
       ----------               -------------         ---------------
        10/13/06                       10,000              $.20
        10/13/06                        5,000              $.23
        10/13/06                        5,000              $.22
        10/13/06                        5,000              $.23
        10/13/06                        5,000              $.25
        10/13/06                        5,000              $.25
        10/18/06                       10,000              $.24
        10/18/06                       10,000              $.24
        10/18/06                       15,000              $.24
        10/18/06                       10,000              $.24
        10/19/06                       10,000              $.23
        10/19/06                        5,000              $.23
        10/19/06                        5,000              $.23
        10/19/06                       10,000              $.24
        10/19/06                       10,000              $.24
        10/19/06                       10,000              $.26
        10/25/06                       10,000              $.22
        10/25/06                       10,000              $.21
        10/27/06                       10,000              $.21
        10/30/06                       10,000              $.25
        10/30/06                        5,000              $.25
        10/30/06                       10,000              $.25
        10/30/06                        5,000              $.25
        10/30/06                       10,000              $.25
        10/30/06                       10,000              $.25
        10/30/06                       10,000              $.26
        10/30/06                        7,500              $.26
        10/31/06                       10,000              $.26
        10/31/06                       10,000              $.26
        10/31/06                       10,000              $.26
        11/08/06                       10,000              $.20
        11/09/06                       10,000              $.20
        11/09/06                       10,000              $.21
        11/10/06                       10,000              $.23
        11/10/06                       10,000              $.23
        11/10/06                       10,000              $.23
        11/10/06                       15,000              $.22
        11/10/06                       10,000              $.23
        11/13/06                       10,000              $.22
        11/13/06                       10,000              $.22
        11/15/06                       10,000              $.22
        11/16/06                        5,000              $.22
        11/16/06                        5,000              $.22
        11/16/06                        6,000              $.22

        11/16/06                        9,000              $.22
        11/16/06                        9,000              $.22
        11/16/06                       10,000              $.22
        11/17/06                       10,000              $.26
        11/17/06                       10,000              $.24
        11/17/06                       10,000              $.24
        11/17/06                       10,000              $.23
        11/17/06                       10,000              $.26
        11/17/06                       10,000              $.24
        11/17/06                       10,000              $.24
        11/17/06                       10,000              $.23
        11/21/06                       10,000              $.23
        11/28/06                        5,000              $.27
        11/28/06                        5,000              $.23
        11/29/06                        5,000              $.23
        12/04/06                       10,000              $.21
        12/04/06                       10,000              $.21
        12/04/06                       10,000              $.21
        12/04/06                       10,000              $.21
        12/04/06                        5,000              $.21
        12/06/06                       10,000              $.20"

The Schedule is hereby amended by adding the following text as Item 5(e)
thereof:

"(e) On November 16, 2006, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock."

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2006

                                                   /s/ Chester F. English III
                                                   --------------------------
                                                   Chester F. English III

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2006

                                              LIVINGSTON INVESTMENTS, L.L.C.

                                              By:   /s/ Chester F. English III
                                                  ------------------------------
                                                  Chester F. English III
                                                  Manager